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ericchiuto@sidley.com (212) 839-8650	FOUNDED 1866

November 24, 2008

Via EDGAR and Telecopier

U.S. Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Peggy Kim, Esq.

Re:	Allscripts-Misys Healthcare Solutions, Inc.

Schedule TO-I, filed November 7, 2008; and

Amendment No. 1 to Schedule TO-I, filed November 12, 2008

Dear Ms. Kim:

On behalf of Allscripts-Misys Healthcare Solutions, Inc. (the “Company”), we transmit herewith Amendment No. 2 (the “Amendment”) to the Company’s Schedule TO-I originally filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2008 (the “Schedule TO”) as amended on Amendment No. 1 filed with the Commission on November 12, 2008. In this letter, we respond to the comments of the staff (the “Staff”) of the Commission contained in your letter dated November 18, 2008 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with your comments presented in bold italics. We also are forwarding a copy of this letter via telecopier, together with a copy of Amendment No. 2 to the Schedule TO-I showing the revisions made in response to the Staff’s comments. Capitalized terms used, but not defined herein shall have the meanings ascribed to them in the Schedule TO.

1.	Does the Company have the financial resources to make payment, page 2

1.	Please file the credit facility as an exhibit to the Schedule. Refer to Item 1016(b) of regulation M-A.

In response to the Staff’s comment, we have revised Item 12 to specifically list the credit facility as a new exhibit (Exhibit (d)(2)) to the Schedule TO-I.

U.S. Securities and Exchange Commission

November 24, 2008

2.	When does the Change of Control expire, page 2

2.	We note that you do not expect to extend the expiration date unless required to do so by U.S. federal securities laws, please further describe how the offer could be extended. Refer to Item 1004(a)(1)(v) of Regulation M-A.

Since the terms of the Change of Control Offer are dictated by the Indenture, the Company does not have any ability to amend the terms of the offer other than to possibly extend the Expiration Date. The Indenture requires that the Change of Control Offer be made for any and all of the outstanding Debentures and that it be made at a purchase price equal to 100% of the principal amount of Debentures being repurchased plus any accrued and unpaid interest and accrued and unpaid Liquidated Damages (as defined in the Indenture), if any. We believe that to indicate that the Change of Control Offer may be amended in any way other than a possible extension of the Expiration Date, would be to imply something materially misleading.

Accordingly, we have amended the disclosure to add the following language:

“If the Change of Control Offer is extended, we will make a public statement of the extension no later than 9:00 a.m., New York City time on the first business day after the previously scheduled Expiration Date. We will announce any amendment to the Change of Control Offer by making a public announcement of the amendment.”

3.	What are the conditions to the purchase by the Company of the Debentures, page 2

3.	Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the bidder and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied. We note that one condition of the offer is “that the Change of Control Offer must comply with applicable law.” This condition is so broadly drafted that the scope is difficult to determine. Please revise so that security holders can understand what events or not-events would “trigger” the condition, allowing you to abandon the offer.

We have revised and restated the language on page 2 and 11 of the Notice of Change of Control and Offer to Purchase to state

U.S. Securities and Exchange Commission

November 24, 2008

“There are no conditions to this Change of Control Offer except (i) for the timely and proper delivery and tender of the Debentures in accordance with the Change of Control Offer, and (ii) the non occurrence or continuation of an Event of Default (as defined in the Indenture).”

Under separate cover, the Company is providing the acknowledgement requested in the Letter.

Please direct any questions or comment that you may have on the submission to Edward D. Ricchiuto at (212) 839-8650.

Very truly yours,

/s/ Edward D. Ricchiuto